EXHIBIT 12

                              THE FINOVA GROUP INC
                 COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                  (Dollars in Thousands, except per share data)

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                           ---------------------
                                                                          1998
                                                             1999       RESTATED
                                                           --------     --------
Income before income taxes and preferred dividends         $172,429     $134,892
Add fixed charges:
  Interest expense                                          270,336      224,975
  One-third rentals                                           2,468        1,777
                                                           --------     --------
    Total fixed charges                                     272,804      226,752
                                                           --------     --------
Income as adjusted                                         $445,233     $361,644
                                                           --------     --------
Ratio of income to fixed charges                               1.63         1.59
                                                           ========     ========
Preferred stock dividends on a pre-tax basis               $  3,163     $  3,163
Total fixed charges and preferred stock dividends           275,967      229,915
                                                           --------     --------
Ratio of income to fixed charges and preferred stock
  dividends                                                    1.61         1.57
                                                           ========     ========